EXHIBIT 99.9
Media Release
Rio Tinto ships 4 billion tonnes of iron ore to China
19 July 2024
PERTH, Australia--(BUSINESS WIRE)-- Rio Tinto today celebrates the shipment of 4 billion tonnes of iron ore from the Pilbara in Western Australia to China.
The shipment was loaded at Dampier Port on 19th July, bound for China Baowu Steel Group, the world’s top steel producer. This milestone comes 51 years after the first shipment of almost 22,000 tonnes of Pilbara iron ore was sent from Dampier Port to China's Shanghai No.1 Steel Mill, which has since become part of China Baowu.
Over more than half a century, China has grown to become Rio Tinto’s largest customer with about 250 million tonnes of iron ore shipped each year.
Four billion tonnes is enough iron ore to produce the steel needed for about 45,000 Sydney Harbour
Bridges, or more than 23,000 Beijing National Stadiums (Bird’s Nest).
Rio Tinto partnered with China for the country’s first ever investment in a foreign mining project, and its largest ever foreign investment at the time, by forming the Channar joint venture in 1987. That JV in
Western Australia laid the foundation for many projects to follow, and for decades of mutual growth and prosperity between Rio Tinto, China and Australia.
Western Range, Rio Tinto’s newest mine, is the latest joint venture partnership with China Baowu.
Production from the mine is expected to commence in 2025, with an annual capacity of 25 million tonnes of iron ore.
Rio Tinto Iron Ore chief executive Simon Trott said, “China has been a critical partner for Rio Tinto and for Australia’s mining industry for more than five decades.
“China’s strong demand for high-quality minerals such as iron ore has generated substantial opportunities for investment and trade between the two countries.
“Every time I visit China and see the skyscrapers, the high-speed rail, and all the infrastructure that has helped improve the lives of 1.4 billion people, it makes me proud to think that most of what I see contains steel that was made with Rio Tinto iron ore.
“We look forward to continuing our relationship with China well into the future as we continue to deepen our strategic partnership.”
Note to the editors
A selection of images showing shipments of Rio Tinto iron ore is available for download here.
View source version on businesswire.com: https://www.businesswire.com/news/
home/20240718519213/en/
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